UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Discovery Energy Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25470P 102

(CUSIP Number)

Keith D. Spickelmier,  Discovery Energy Corp.  #2 Pinehill  Houston,  Texas  77019  Phone : 7132485981

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPICKELMIER KEITH D

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50000000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
50000000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50000000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

PURPOSES OF AMENDMENT

This Amendment No. 1 to Schedule 13D relates to shares of common stock in Discovery Energy Corp., a Nevada corporation f/k/a "Santos Resource Corp." (the “Company”). This Amendment No. 1 supplements and amends the initial statement on Schedule 13D filed on January 25, 2012 (the "Initial Statement") by Keith D. Spickelmier. This Amendment No. 1 is being filed to report a change in Mr. Spickelmier’s beneficial ownership due to the issuance of additional shares in connection with the assignment to the Company of certain contractual rights. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

Item 1 of the Initial Statement is being amended to read in its entirety as follows:

“The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), issued by Discovery Energy Corp., a Nevada corporation f/k/a "Santos Resource Corp." (the "Company"), which has its principal executive offices at One Riverway Drive, Suite 1700, Houston, Texas 77056.”

Item 2.	Identity and Background

(a)	Keith D. Spickelmier

(b)	#2 Pinehill Houston, TX 77019

(c)	Investor

(d)	None

(e)	None

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is being amended to read in its entirety as follows:

“The Reporting Person acquired the 50.0 million shares of Common Stock giving rise to the filing of this amended statement directly from the Company in a private transaction in consideration of the assignment of rights held by the Reporting Person pursuant to a legal document whereby Liberty Petroleum Corporation granted to the Reporting Person an exclusive right to negotiate an option to acquire the rights to develop acreage located in South Australia for oil and gas production. Of these shares, 20.0 million were acquired on January 13, 2012, while 30.0 million were acquired on October 26, 2012.”

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is being amended to read in its entirety as follows:

“The Reporting Person acquired the shares of Common Stock that are the subject of this Schedule 13D in two tranches. In the first of these tranches (which was acquired in connection with a change in the control of the Company on January 13, 2012), the Reporting Person acquired 20.0 million shares of Common Stock in a private transaction in consideration of the assignment of rights held by the Reporting Person pursuant to a legal document whereby Liberty Petroleum Corporation granted to the Reporting Person an exclusive right to negotiate an option to acquire the rights to develop acreage located in South Australia for oil and gas production. In the second of these tranches, the Reporting Person acquired on October 26, 2012 an additional 30.0 million shares of Common Stock directly from the Company in a private transaction as further consideration of the assignment of rights described in the preceding sentence.

The Reporting Person acquired, and the Reporting Person intends to hold, his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; except the Reporting Person may vote as a director to increase the number of directors to elect a representative of investors procured in a major capital raising transaction in which the Company is involved as of the date of this amended statement, (v) any material change in the present capitalization or dividend policy of the Company; except the Reporting Person may vote as a director and as a stockholder in favor of any proposal to reverse split outstanding common shares and except the Reporting Person may vote as a director to approve in a major capital raising transaction in which the Company is involved as of the date of this amended statement, (vi) any other material change in the Company's business or corporate structure; except as described in the preceding, (vii) any changes in the Company's charter, by laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change his investment intent with respect to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.”

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Item 5 of the Initial Statement is being amended to read in its entirety as follows:

“The Reporting Person individually owns outright 50.0 million shares of Common Stock for which he is the beneficial owner as he has sole voting and investment power over all of these shares. Except for the acquisition of Common Stock as reported herein, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.”

(b)

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

No Exhibits are being filed with this statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2012	By:	/s/ Keith D. Spickelmier

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)